UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ancestry.com Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

032803108

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spectrum Equity Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,403,963
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,403,963
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,403,963
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 2 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spectrum Equity Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,403,963
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,403,963
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,403,963
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 3 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SEA V Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,403,963
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,403,963
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,403,963
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 4 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spectrum V Investment Managers’ Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,403,963
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,403,963
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,403,963
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SEI III Entrepreneurs’ Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,174,559
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 5,174,559
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,174,559
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 6 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SEI III Entrepreneurs’ LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,174,559
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 5,174,559
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,174,559
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 7 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spectrum Equity Investors III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,174,559
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 5,174,559
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,174,559
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 8 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spectrum Equity Associates III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,174,559
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 5,174,559
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,174,559
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 9 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spectrum III Investment Managers’ Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,174,559
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 5,174,559
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,174,559
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 10 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brion B. Applegate
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 9,260
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 18,578,522
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 9,260
WITH:	8	SHARED DISPOSITIVE POWER 18,578,522
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,587,782
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 11 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William P. Collatos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 4,625
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 18,578,522
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 4,625
WITH:	8	SHARED DISPOSITIVE POWER 18,578,522
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,583,147
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 12 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Randy J. Henderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 1,156
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 18,578,522
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,156
WITH:	8	SHARED DISPOSITIVE POWER 18,578,522
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,579,678
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 13 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael J. Kennealy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,403,963
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,403,963
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,403,963
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 14 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin J. Maroni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 18,578,522
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 18,578,522
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,578,522
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 15 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher T. Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,403,963
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,403,963
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,403,963
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 16 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victor E. Parker, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,403,963
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,403,963
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,403,963
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 17 of 27 Pages

Item 1(a).	Name of Issuer: Ancestry.com Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices: 360 West 4800 North, Provo, UT 84604.

Item 2(a).
Names of Persons Filing:  This statement is being filed by Spectrum Equity Investors III, L.P. (“SEI III”); Spectrum Equity Associates III, L.P. (“SEA III”), which is the sole general partner of SEI III; Spectrum III Investment Managers’ Fund, L.P. (“IMF III”); SEI III Entrepreneurs’ Fund, L.P. (“Entrepreneurs III”); SEI III Entrepreneurs’ LLC (“SEI Entrepreneurs” and, together with SEI III, SEA III, IMF III, Entrepreneurs III, and SEI Entrepreneurs, the “Fund III Entities”), which is the sole general partner of Entrepreneurs III; Brion B. Applegate (“Applegate”), William P. Collatos (“Collatos”), Randy J. Henderson (“Henderson”), and Kevin J. Maroni (“Maroni” and, together with Applegate, Collatos, and Henderson, the “Fund III Managers”), who are the individual general partners of SEA III and IMF III and the individual managing directors of SEI Entrepreneurs; Spectrum Equity Investors V, L.P. (“SEI V”); Spectrum Equity Associates V, L.P. (“SEA V”), which is the sole general partner of SEI V; Spectrum V Investment Managers’ Fund, L.P. (“IMF V”); SEA V Management, LLC (“SEA V Management” and, together with SEI V, SEA V, and IMF V, the “Fund V Entities”), which is the sole general partner of SEA V and the sole general partner of IMF V; Michael J. Kennealy (“Kennealy”), Christopher T. Mitchell (“Mitchell”), and Victor E. Parker, Jr. (“Parker” and, together with the Fund III Managers, Kennealy, and Mitchell, the “Fund V Managers” or the “Managers”).  The Fund V Managers are the individual managing directors of SEA V Management. The persons and entities named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).
Address of Principal Business Office or, if None, Residence: The address of the principal business office of Collatos, Kennealy, Maroni, and Mitchell is Spectrum Equity Investors, One International Place, 29th Floor, Boston, MA 02110.  The address of the principal business office of SEI III, SEA III, IMF III, Entrepreneurs III, SEI Entrepreneurs, SEI V, SEA V, IMF V, SEA V Management, Applegate, Henderson, and Parker is Spectrum Equity Investors, 333 Middlefield Road, Suite 200, Menlo Park, CA 94025.

Item 2(c).
Citizenship:  Each of SEI III, SEA III, IMF III, Entrepreneurs III, SEI V, IMF V, and SEA V is a limited partnership organized under the laws of the State of Delaware.  Each of SEI Entrepreneurs and SEA V Management is a limited liability company organized under the laws of the State of Delaware.  Each of the Managers is a United States of America citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $.001 par value (“Common Stock”).

Item 2(e).	CUSIP Number: 032803108.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)
Amount Beneficially Owned:  SEI III is the record owner of 4,760,575 shares of Common Stock as of December 31, 2010 (the “SEI III Shares”).  As the sole general partner of SEI III, SEA III may be deemed to own beneficially the SEI III Shares.  As

Page 18 of 27 Pages

the individual general partners of SEA III, each of the Fund III Managers may also be deemed to own beneficially the SEI III Shares.  IMF III is the record owner of 79,997 shares of Common Stock as of December 31, 2010 (the “IMF III Shares”).  As the individual general partners of IMF III, each of the Fund III Managers may also be deemed to own beneficially the SEI III Shares.  Entrepreneurs III is the record owner of 333,987 shares of Common Stock as of December 31, 2010 (the “Entrepreneurs III Shares” and, together with the SEI III Shares and the IMF III Shares, the “Fund III Shares”).  As the sole general partner of Entrepreneurs III, SEI Entrepreneurs may be deemed to own beneficially the Entrepreneurs III Shares.  As the individual managing directors of SEI Entrepreneurs, each of the Fund III Managers may also be deemed to own beneficially the Entrepreneurs III Shares.  By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of the Fund III Entities may be deemed to share the power to direct the disposition and vote of the Fund III Shares for an aggregate of 5,174,559 shares.

SEI V is the record owner of 13,340,964 shares of Common Stock as of December 31, 2010 (the “SEI V Shares”).  As the sole general partner of SEI V, SEA V may be deemed to own beneficially the SEI V Shares.  IMF V is the record owner of 62,999 shares of Common Stock as of December 31, 2010 (the “IMF V Shares” and, together with the SEI V Shares, the “Fund V Shares” and together with the Fund III Shares, the “Firm Shares”).  As the sole general partner of SEA V and the sole general partner of IMF V, SEA V Management may be deemed to own beneficially the Fund V Shares.  As the individual managing directors of SEA V Management, each of the Fund V Managers may also be deemed to own beneficially the Fund V Shares.   By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of the Fund V Entities may be deemed to share the power to direct the disposition and vote of the Fund V Shares for an aggregate of 13,403,963 shares.

Applegate is the record owner of 9,260 shares of Common Stock as of December 31, 2010 (the “Applegate Shares”).  Accordingly, Applegate may be deemed to be the beneficial owner of the Applegate Shares in addition to the Firm Shares for a total of 18,587,782 shares of Common Stock.

Collatos is the record owner of 4,625 shares of Common Stock as of December 31, 2010 (the “Collatos Shares”).  Accordingly, Collatos may be deemed to be the beneficial owner of the Collatos Shares in addition to the Firm Shares for a total of 18,583,147 shares of Common Stock.

Henderson is the record owner of 1,156 shares of Common Stock as of December 31, 2010 (the “Henderson Shares”).  Accordingly, Henderson may be deemed to be the beneficial owner of the Henderson Shares in addition to the Firm Shares for a total of 18,579,678 shares of Common Stock.

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based on 45,178,983 shares of Common Stock reported by the Issuer to be outstanding as of December 31, 2010.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

Page 19 of 27 Pages

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.  This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

Page 20 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 8, 2011

Spectrum Equity Investors V, L.P.

By:	Spectrum Equity Associates V, L.P. its general partner

By:	SEA V Management, LLC its general partner

By:	* Randy J. Henderson Managing Director

Spectrum Equity Associates V, L.P.

By:	SEA V Management, LLC its general partner

By:	* Randy J. Henderson Managing Director

SEA V Management, LLC

By:	* Randy J. Henderson Managing Director

Spectrum V Investment Managers’ Fund, L.P.

By:	SEA V Management, LLC its general partner

By:	* Randy J. Henderson Managing Director

Spectrum Equity Investors III, L.P.

By:	Spectrum Equity Associates III, L.P. its general partner

By:	* Randy J. Henderson General Partner

Page 21 of 27 Pages

Spectrum Equity Associates III, L.P.

By:	* Randy J. Henderson General Partner

Spectrum III Investment Managers’ Fund, L.P.

By:	* Randy J. Henderson General Partner

SEI III Entrepreneurs’ Fund, L.P.

By:	SEI III Entrepreneurs’ LLC its general partner

By:	* Randy J. Henderson Managing Director

SEI III Entrepreneurs’ LLC

By:	* Randy J. Henderson Managing Director

* Brion B. Applegate

* William P. Collatos

* Randy J. Henderson

* Michael J. Kennealy

* Kevin J. Maroni

* Christopher T. Mitchell

Page 22 of 27 Pages

* Victor E. Parker, Jr.

*By: /s/ Randy J. Henderson Randy J. Henderson As attorney-in-fact

This Schedule 13G was executed by Randy J. Henderson on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

Page 23 of 27 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Ancestry.com Inc.

EXECUTED this 8th day of February, 2011.

Spectrum Equity Investors V, L.P.

By:	Spectrum Equity Associates V, L.P. its general partner

By:	SEA V Management, LLC its general partner

By:	* Randy J. Henderson Managing Director

Spectrum Equity Associates V, L.P.

By:	SEA V Management, LLC its general partner

By:	* Randy J. Henderson Managing Director

SEA V Management, LLC

By:	* Randy J. Henderson Managing Director

Spectrum V Investment Managers’ Fund, L.P.

By:	SEA V Management, LLC its general partner

By:	* Randy J. Henderson Managing Director

Page 24 of 27 Pages

Spectrum Equity Investors III, L.P.

By:	Spectrum Equity Associates III, L.P. its general partner

By:	* Randy J. Henderson General Partner

Spectrum Equity Associates III, L.P.

By:	* Randy J. Henderson General Partner

Spectrum III Investment Managers’ Fund, L.P.

By:	* Randy J. Henderson General Partner

SEI III Entrepreneurs’ Fund, L.P.

By:	SEI III Entrepreneurs’ LLC its general partner

By:	* Randy J. Henderson Managing Director

SEI III Entrepreneurs’ LLC

By:	* Randy J. Henderson Managing Director
* Brion B. Applegate

* William P. Collatos

* Randy J. Henderson

* Michael J. Kennealy

Page 25 of 27 Pages

* Kevin J. Maroni

* Christopher T. Mitchell

* Victor E. Parker, Jr.

*By: /s/ Randy J. Henderson Randy J. Henderson As attorney-in-fact

This Agreement was executed by Randy J. Henderson on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

Page 26 of 27 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Brion B. Applegate, William P. Collatos and Randy J. Henderson, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 17th day of February, 2009.

/s/ Brion B. Applegate
Brion B. Applegate

/s/ William P. Collatos
William P. Collatos

/s/ Benjamin M. Coughlin
Benjamin M. Coughlin

/s/ Randy J. Henderson
Randy J. Henderson

/s/ Michael J. Kennealy
Michael J. Kennealy

/s/ Kevin J. Maroni
Kevin J. Maroni

/s/ Christopher T. Mitchell
Christopher T. Mitchell

/s/ Victor E. Parker, Jr.
Victor E. Parker, Jr.

Page 27 of 27 Pages